Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON DECEMBER 10, 2025
1.Date, Time, and Venue: On December 10, 2025, at 2 p.m., its Board of Directors (“Board”) at Suzano S.A. (“Company”) met through the Company’s videoconferencing system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: Resolve on the increase of the share capital of the Company through the capitalization of profit reserves, without issuing new shares.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda, and resolutions:

7.1.After analyzing and discussing the matter on the agenda, the Directors present at the meeting unanimously and without reservations, approved the increase of the Company’s share capital in the amount of BRL 5,000,000,000.00 (five billion reais), through the capitalization of the balance from the Capital Increase Reserve and part of the balance of the Company’s Investment Reserve, without the issuance of new shares, pursuant to Article 169, caput and §1, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”). Therefore, the Company’s share capital shall be changed from BRL 19,269,281,424.63 (nineteen billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents), divided into

(Continuation of the Extract of the Minutes of the Board of Directors Meeting of Suzano S.A., held on December 10, 2025)
Exhibit 99.1

1,264,117,615 (one billion, two hundred sixty-four million, one hundred seventeen thousand, six hundred fifteen) common shares, all registered, book-entry and with no par value, to BRL 24,269,281,424.63 (twenty-four billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents), divided into 1,264,117,615 (one billion, two hundred sixty-four million, one hundred seventeen thousand, six hundred fifteen) common shares, all registered, book-entry and with no par value.

7.2.In view of the approval above, the members of the Board of Directors resolved to authorize the Company’s Executive Vice Presidency to perform all acts and execute any and all documents necessary and within their authority for the implementation of the resolution hereby approved.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and should be signed electronically by all Directors in attendance, and such signatures should have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. Signatures: Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member) and Walter Schalka (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.
São Paulo, SP, December 10, 2025.

João Vitor Zocca Moreira
Secretary

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